Exhibit 99.2

Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the years ended December 31, 2025 and 2024

(Expressed in United States Dollars)

Management’s Report on Internal Control Over Financial Reporting

Triple Flag Precious Metals Corp.’s (“Triple Flag”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Triple Flag’s management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025. Triple Flag’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as of December 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2025 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ Sheldon Vanderkooy	/s/ Eban Bari
Sheldon Vanderkooy, Chief Executive Officer	Eban Bari, Chief Financial Officer

February 18, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Triple Flag Precious Metals Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Triple Flag Precious Metals Corp. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of cash flows and of changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment of mineral interests

As described in notes 3, 4 and 11 to the consolidated financial statements, the carrying value of mineral interests amounted to $1,894 million as of December 31, 2025. Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable. If impairment indicators exist, management estimates the recoverable amount at the cash-generating unit (CGU) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests. Management applies significant judgment in assessing whether impairment indicators exist, including, among others, significant adverse changes to: (i) future production estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment of mineral interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment which would require an impairment analysis to be performed, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of indicators of impairment related to significant changes in future production estimates, current and forecast commodity prices, industry or economic trends, and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment of mineral interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of impairment indicators for a sample of mineral stream and royalty agreements, related to significant adverse changes to: (i) future production estimates, (ii) current or forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information, by considering: (i) current and past performance of the mineral stream or royalty; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant operator information; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 18, 2026

We have served as the Company’s auditor since 2018.

Triple Flag Precious Metals Corp.

Consolidated Balance Sheets

As at December 31, ($US thousands)	2025	2024

ASSETS
Cash and cash equivalents (Note 7)	$71,284	$36,245
Amounts receivable and other (Note 8)	22,772	16,953
Inventory (Note 9)	4,665	3,835
Prepaid gold interests and other (Note 10)	33,537	14,252
Investments (Note 10)	17,421	3,010
Income tax receivable	—	1,066
Loan receivable	3,118	284
Current assets	152,797	75,645

Mineral interests (Note 11)	1,894,470	1,646,634
Prepaid gold interests and other (Note 10)	57,478	35,287
Deferred income tax (Note 20)	5,870	8,446
Loan receivable	—	1,500
Other assets	2,863	2,467
Non-current assets	1,960,681	1,694,334

TOTAL ASSETS	$2,113,478	$1,769,979

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities (Note 13)	$35,073	$23,090
Income tax payable	3,495	3,718
Lease obligation	379	318
Current liabilities	38,947	27,126

Deferred income tax (Note 20)	20,071	2,934
Lease obligation	1,084	1,373
Other non-current liabilities (Note 21)	8,159	2,826
Non-current liabilities	29,314	7,133

Shareholders’ equity
Share capital (Note 22)	1,864,823	1,744,341
Retained earnings (deficit)	164,950	(23,773)
Other	15,444	15,152
	2,045,217	1,735,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,113,478	$1,769,979

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Sheldon Vanderkooy	/s/ Susan Allen
Sheldon Vanderkooy, Director	Susan Allen, Director

Triple Flag Precious Metals Corp.

Consolidated Statements of Comprehensive Income

For the years ended December 31, ($US thousands, except per share information)	2025	2024

Revenue (Note 26)	$388,704	$268,991

Cost of sales
Cost of sales excluding depletion	(46,531)	(38,227)
Depletion	(79,255)	(75,554)
Gross profit	262,918	155,210

General administration costs (Note 15)	(30,452)	(21,755)
Business development costs (Note 15)	(5,648)	(3,405)
Impairment reversal (charges) and expected credit losses (Note 12)	4,300	(148,034)
Other expenses (Note 13)	(10,299)	—
Operating income (loss)	220,819	(17,984)

Increase in fair value of investments, prepaid gold interests and other (Note 10)	46,233	12,775
Gain on disposition of mineral interests (Note 11)	6,710	—
Finance costs, net (Note 16)	(3,459)	(5,073)
Sustainability initiatives	(531)	(903)
Foreign currency translation (loss) gain	(414)	181
Other expenses	—	(1,766)
Other income	48,539	5,214

Earnings (loss) before income taxes	269,358	(12,770)
Income tax expense (Note 20)	(29,353)	(10,314)
Net earnings (loss)	$240,005	$(23,084)

Earnings (loss) per share (Note 29)
Basic	$1.18	$(0.11)
Diluted	$1.18	$(0.11)

Net earnings (loss)	$240,005	$(23,084)
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods
Increase in fair value of derivatives designated as cash flow hedge	$1,493	—
Tax recovery relating to changes in fair value of derivatives	(396)	—
Other comprehensive income	1,097	—
Total comprehensive income (loss)	$241,102	$(23,084)

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, ($US thousands)	2025	2024

Operating activities
Net earnings (loss)	$240,005	$(23,084)
Adjustments for the following items:
Depletion	79,255	75,554
Non-cash cost of sales from prepaid gold interests and other (Note 10)	19,149	16,919
Amortization	323	346
Impairment (reversal) charges and expected credit losses	(4,300)	148,034
Gain on disposal of mineral interests	(6,710)	—
Increase in fair value of investments, prepaid gold interests and other (Note 10)	(46,233)	(12,775)
Stock-based compensation expense	292	422
Income tax expense	29,353	10,314
Finance and other costs, net	3,873	4,991
Operating cash flow before working capital and taxes	315,007	220,721
Income taxes paid, net	(11,577)	(6,992)
Change in working capital (Note 28)	9,402	(226)
Operating cash flow	312,832	213,503

Investing activities
Acquisition of mineral interests (Note 11)	(218,619)	(57,489)
Proceeds on disposal of mineral interests	2,000	366
Proceeds on sale of investments	2,017	3,083
Recovery (acquisition) of loan receivables	4,300	(14,639)
Acquisition of prepaid gold interests, investments and other (Note 10)	(7,669)	(13,281)
Net cash used in investing activities	(217,971)	(81,960)

Financing activities
Proceeds from issuance of debt (Note 14)	113,000	63,000
Repayments of debt (Note 14)	(113,000)	(120,000)
Proceeds from exercise of stock options	146	1,758
Normal course issuer bid ("NCIB") purchase of common shares (Note 22)	(9,013)	(8,917)
Dividends paid (Note 22)	(45,845)	(43,279)
Repayments and interest on lease obligation	(457)	(431)
Payment of interest and other	(3,056)	(4,731)
Debt issue costs	(1,633)	—
Net cash used in financing activities	(59,858)	(112,600)
Effect of exchange rate changes on cash and cash equivalents	36	(77)
Increase in cash and cash equivalents during the year	35,039	18,866
Cash and cash equivalents at beginning of the year	36,245	17,379
Cash and cash equivalents at end of the year	$71,284	$36,245

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Changes in Equity

($US thousands, except share information)	Common Shares	Share Capital	Retained Earnings (Deficit)	Accumulated other comprehensive income	Other	Total

At January 1, 2024	201,353,962	$1,749,180	$46,831	$—	$14,730	$1,810,741

Issuance of shares from exercise of stock options	473,081	(163)	—	—	—	(163)
NCIB and automatic share purchase plan ("ASPP") purchase of common shares (Note 22)	(615,200)	(4,676)	(4,241)	—	—	(8,917)
Stock-based compensation expense	—	—	—	—	422	422
Net loss	—	—	(23,084)	—	—	(23,084)
Dividends	—	—	(43,279)	—	—	(43,279)
Balance at December 31, 2024	201,211,843	$1,744,341	$(23,773)	$—	$15,152	$1,735,720

At January 1, 2025	201,211,843	$1,744,341	$(23,773)	$—	$15,152	$1,735,720

Issuance of shares from exercise of stock options	204,634	(1,253)	—	—	—	(1,253)
Shares issued to Orogen shareholders	5,633,629	125,311	—	—	—	125,311
NCIB and ASPP purchase of common shares (Note 22)	(518,300)	(3,576)	(5,437)	—	—	(9,013)
Stock-based compensation expense	—	—	—	—	292	292
Net earnings	—	—	240,005	—	—	240,005
Dividends	—	—	(45,845)	—	—	(45,845)
Other comprehensive income	—		—	1,097	—	1,097
Reclassification of hedge reserve to cost of acquired asset	—	—	—	(1,097)	—	(1,097)
Balance at December 31, 2025	206,531,806	$1,864,823	$164,950	$—	$15,444	$2,045,217

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019, under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2025 and 2024, comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). There were no new accounting standards effective January 1, 2025, that had a material impact on the Company’s consolidated financial statements as at December 31, 2025. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals (the “Board”) on February 18, 2026.

3. Summary of material accounting policies

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a.	Consolidation principles

These consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries. Subsidiaries are consolidated from the date on which the Company acquires control. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, revenues and expenses are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations as at December 31, 2025 are as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Triple Flag Nevada Inc.	Canada	100%
Maverix Metals Inc.	Canada	100%
Maverix Metals (Australia) Pty Ltd.	Australia	100%
Maverix Metals (Nevada) Inc.	United States	100%

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

b.	Foreign currency

The presentation and functional currency of the Company is the United States dollar (“USD”). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

●	revenues are based on commodities that are actively traded and denominated in USD;
●	the cash component of cost of sales is linked to commodity prices that are denominated in USD;
●	the capital management strategy is aimed at keeping the majority of the Company’s cash balances in USD;
●	capital is raised in USD; and
●	investments are made predominantly in USD.

Foreign currency transactions are translated into the entity’s functional currency using the exchange rate prevailing on the date of the applicable transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation, at the closing exchange rate at the end of the reporting period, of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income. Non-monetary assets and liabilities arising from transactions denominated in foreign currencies are translated at the historical exchange rates prevailing at each transaction date.

c.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

d.	Inventory

Precious metals delivered under a precious metal purchase and sale agreement, prepaid gold agreements and other metal delivery agreements are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement, capitalized depletion associated with the respective metal delivered under a stream agreement, and the fair value of metal delivered under a prepaid gold interest or other agreement. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in, first-out basis.

e.	Mineral interests

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company’s interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management’s view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests in projects where the technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The cost of a mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, an allocation of the cost to each commodity is based on the discounted, expected and modeled, relative cash flows from each commodity in the arrangement over the life of the streams.

The acquisition costs of recoverable resources which comprise Mineral Reserves and Mineral Resources are recorded as a depletable asset on the acquisition date. Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (‘‘converted resources’’).

The Company uses the following factors in its assessment of technical feasibility and commercial viability:

●	Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.
●	Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
●	Technical studies: the status and extent of technical studies, specifically feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Reserves and Mineral Resources information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company’s attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (“LOM”) models specifically associated with the mineral properties, which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and the portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company’s best estimate of the volumes to be delivered under the contract. The Company relies on information to which it is entitled under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects begins when revenue generating activities begin.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Impairment

Management assesses at the end of each reporting period whether there are any indicators of impairment, where the carrying value of mineral interests is less than its recoverable amount (“impairment indicators”). Management also assesses if there is a reversal or partial reversal of impairment indicators for an impairment loss previously recognized. If impairment indicators exist, management estimates the recoverable amount at the cash generating unit (“CGU”) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests in accordance with IAS 36, Impairment of Assets (“IAS 36”).

Management applies significant judgment in assessing whether impairment indicators exist including, but not limited to, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Where impairment indicators are identified, a CGU’s carrying amount is written down to its estimated recoverable amount if the CGU’s carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the CGU is the greater of its fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amount, the Company focuses on FVLCD as this will generally be greater than or equal to VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from a CGU. Impairment charges are included in the “Impairment charges and expected credit losses” line within the consolidated statements of comprehensive income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized when the CGU’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified to either development stage or production stage, the project is tested for impairment. Any resulting impairment charge is recognized in the consolidated statements of comprehensive income.

f.	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of comprehensive income except to the extent that they relate to business combination items recognized in other comprehensive income or directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
●	temporary differences related to investments in subsidiaries, to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

g.	Revenue from contracts with customers

Revenue comprises revenues from the sale of commodities received under stream and related interests and revenues directly earned from royalty interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company’s activities.

For streaming and prepaid gold interests and other metal delivery agreements, gold, silver and diamonds acquired from the mine operator are sold by the Company to external customers. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer, and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the price for the commodity, and payment of the transaction price is generally due immediately upon delivery.

For royalty interests, commodities are either sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held, or revenue is generated through other related royalty interests. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risks and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, under the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

h.	Cost of sales excluding depletion

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement, including inventory delivered under a prepaid gold interest.

i.	Financial instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as fair value and subsequently measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) — debt investment; or fair value through profit and loss (“FVTPL”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except upon a change in the Company’s business model for managing financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases are sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a)	Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

●	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairments are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets measured at amortized cost include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable.

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 60 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and held for sale, are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b)Prepaid gold interest and other

The Company purchases certain estimated amounts of gold and silver by providing an initial deposit that is recorded as prepaid gold or other interests. Prepaid gold and other interests meet the definition of a financial asset in accordance with financial instrument standards and are classified as FVTPL. The Company values the level 3 instruments using discounted cash flow models that incorporate long-term pricing for gold and silver as key inputs and apply a market-adjusted discount rate. The prepaid gold and other interests are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in “Increase in fair value of investments, prepaid gold interests and other” in the consolidated statements of comprehensive income. Prepaid gold and other deliveries are recorded in inventory on the delivery date. At the time such gold or silver inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

c)	Equity instrument

The Company classifies and measures all equity instruments as held at FVTPL, with changes in the fair value recognized in “Increase in fair value of investments, prepaid gold interests and other” in the consolidated statements of comprehensive income. Equity instruments include equity investments and warrants.

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except upon a change in the Company’s business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligation and debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost.

The approach in IFRS 9, Financial Instruments (“IFRS 9”) is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure expected credit losses, financial assets have been grouped based on shared credit risk characteristics and days past due.

The ECLs for loans receivable are measured based on the general approach. The ECLs are estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, but not limited to, production results, operating costs, commodity prices and capital requirements. Triple Flag considers both quantitative and qualitative factors as part of this assessment.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables.

Loans receivable and receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, but are not limited to, the failure of a debtor to engage in a repayment plan and failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment charges and expected credit losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item when cash is received.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership, and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, canceled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

j.	Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

k.	Earnings per share

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of the common shares are assumed to be exercised, and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

l.	Segment reporting

The Company’s business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams, royalties and other mineral interests. The Company’s chief operating decision-maker, the Chief Executive Officer (“CEO”), makes capital allocation decisions, reviews operating results and assesses performance.

m.	Stock-based compensation

The Company offers equity-settled (Stock Option Plan (“SOP”)) and cash-settled (Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”)) awards to certain employees, officers and Directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

The Company uses the accelerated method (also referred to as ”graded” vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at the fair value of the underlying shares at each reporting period subject to forfeitures and graded vesting. The change in both the fair value of the underlying shares and the recognition of the liability over the vesting period is recorded as an expense in general administration costs.

Stock option plan

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board. The exercise price is the higher of the fair market value of a common share as of the grant date or the volume weighted average trading price of the common shares on the New York Stock Exchange (“NYSE”) on the five trading days immediately prior to the grant date. The grant date is the date on which the details of the award, including the number of options granted to the individual and the exercise price, are approved by the Board and communicated to the employee. Stock options vest equally over three years and have a seven-year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate, which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company’s RSU plan, employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have either a 36 month cliff vesting period or vest over a period of 36-months in three equal tranches, depending on the grant year. All RSUs are settled in cash on the vesting date and additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Performance share units

Under the Company’s PSU plan, employees and officers are granted PSUs where each PSU has a value equal to one common share. The PSUs have a 36-month cliff vesting period and are settled in cash 36 months after the grant date. The PSUs have a corresponding 36-month performance period. The Performance Vesting Condition for this award is based on certain performance measures compared to the Company’s peer group over the Performance Period. The number of the Participant’s PSUs granted under this award that will vest on the Vesting Date will be adjusted by the application of the Performance Factor. Additional PSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for PSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value factoring in the share price as well as the Performance Factor. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Deferred share units

Under the Company’s DSU plan, most Directors receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director’s elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on the grant date, with a corresponding charge to employee costs, as a component of general administration costs.

n.Derivative instruments and hedge accounting

Derivative instruments are recorded at fair value on the balance sheet, with the classification based on contractual maturity. Derivative instruments are classified as hedges of fair value of recognized assets or liabilities or firm commitments (“fair value hedges’’), hedges of highly probable forecasted transactions (“cash flow hedges’’) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Cash flow hedges

Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flow are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (“OCI”). The gain or loss relating to the ineffective portion is recognized in the Net earnings (loss). Amounts accumulated in OCI are transferred to the Net earnings (loss) in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecast transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the Net earnings (loss) when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to Net earnings (loss).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments and estimates that affect the application of the Company’s accounting policies, as described in Note 3. These judgments and estimates affect the reported amounts of assets, liabilities, revenues and expenses at the date of, or for the reporting period presented by the consolidated financial statements. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year and key judgments used in the preparation of these consolidated financial statements are discussed below.

Mineral Resources and Mineral Reserves estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves includes the volume and timing of future metal deliveries which impacts rates of depletion and recoverability of the carrying value of the mineral interests.

In determining these estimates, the Company relies on information to which it is entitled under contracts with operators and/or public disclosures of Mineral Resources and Mineral Reserves information from the mine operators for specific properties.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

●	estimates of mine operating costs;
●	foreign exchange rates and commodity prices;
●	terms for offtake agreements;
●	future development costs; and
●	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

●	the size of the land package applicable to the agreement;
●	the cost and intensity of exploration programs proposed by the mine operator;
●	geological structures; and
●	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

Impairment

Assessment of whether there are any indicators of impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal include, but is not limited to, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalty and streams could impact the impairment or impairment reversal analysis.

As at December 31, 2025, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed, other than as described below.

During the year ended December 31, 2025, Triple Flag recorded a reversal of impairment losses amounting to $4.3 million, relating to the previous impairments taken on the Elevation Gold Mining Corporation (“Elevation Gold”) loan receivables, following a recovery under a formal Companies’ Creditors Arrangement Act (“CCAA”) process. The impairment reversal was recognized in profit or loss under “Impairment (reversal) charges and expected credit losses”.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from the forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

5. Adoption of accounting policies

New accounting standards issued but not yet effective for the Company as at December 31, 2025.

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

The International Accounting Standards Board (“IASB”) has issued amendments that allow an entity to elect to apply trade-date accounting for the derecognition of financial liabilities when settled in cash through electronic payment systems. The amendments also introduce additional disclosure requirements to improve transparency regarding equity instruments designated at FVOCI and financial instruments containing contingent features. These changes are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted.

The IFRS 9 amendment allows a financial liability to be derecognized upon the irrevocable settlement instruction via an electronic payment system, even if cash settlement occurs shortly thereafter. The Company has determined that this amendment will not have a material affect on the Company’s financial position.

The IFRS 7 amendments require enhanced disclosures for (i) equity instruments designated at FVOCI and (ii) financial instruments that include contingent settlement or conversion features. As the Company does not hold any FVOCI-designated equities and has no material contingent payment features in its financial instruments, these new disclosures will have limited impact.

IFRS 18 Presentation and Disclosures in Financial Statements (“IFRS 18”)

IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, new disclosures on management-defined performance measures (“MPMs”) and enhanced requirements to improve the aggregation and disaggregation of information in the financial statements. Under IFRS 18, the statement of profit or loss is divided into three categories: operating, investing, and financing. Concurrent amendments to IAS 7 Cash Flows align with these new subtotals so the cash flow statement will now begin with the IFRS 18-specified subtotal of operating profit rather than net earnings.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company’s primary financial statements but is not expected to have a material impact on the measurement of net earnings or cash flows.

The adoption of IFRS 18 will reshape the presentation of the Company’s financial statements but is not expected to affect the measurement of net earnings or cash flows. IFRS 18 will require additional note disclosures such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company’s financial statement presentation, disclosures, and internal controls.

6. Key developments

Disposal of the 25% silver stream on El Mochito

On October 30, 2025, Triple Flag entered into a binding settlement agreement with Kirungu Corporation (“Kirungu”) and Ocean Partners UK Limited in respect of the outstanding amounts and silver deliveries under the stream agreement relating to the El Mochito mine in Honduras (the “Settlement Agreement”). Under the Settlement Agreement, the Company received on closing 350,000 ounces of silver to settle overdue deliveries under the original stream agreement dated January 1, 2019 between Maverix Metals Inc., Kirungu and American Pacific Honduras SA de CV, and is entitled to

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

receive 20 subsequent monthly deliveries of 25,000 ounces of silver, payable on or before the 15th day of each calendar month, with the first such monthly delivery received on December 15, 2025.

The contractual right to receive metal deliveries meets the definition of a financial asset and is classified as FVTPL. This asset has been recognized within Note 10 Prepaid gold interests, investments, and other. As a result of the Settlement Agreement, the stream arrangement was terminated, and the Company recognized a gain on disposal of the stream of $5.4 million in connection with this transaction.

Acquisition of Minera Florida Royalties (1.5% and 0.8% net smelter returns (“NSR”) royalties)

On August 27, 2025, Triple Flag acquired a portfolio of royalties (the “Minera Florida Royalties”) on the Minera Florida gold mine in Chile, operated by Pan American Silver Corp., from unrelated third parties, for total cash consideration of $23.0 million. The portfolio consists of a 0.8% NSR royalty on the Agua Fria concessions, a 1.5% NSR royalty on the Mila concessions, and a 1.5 % NSR royalty on the Los Moscos and Piche concessions.

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). The acquisition did not meet the definition of a business combination under IFRS 3 Business Combinations. Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% NSR royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the Transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares of Orogen Spinco (representing an approximate ownership interest of 11%). Subsequent to the acquisition, Orogen was renamed to “Triple Flag Nevada Inc.” and Orogen Spinco assumed the name of “Orogen Royalties Inc.”.

The balances acquired in the Transaction and components of the consideration were as follows:

As at July 9,2025
Cash and cash equivalents	$8,754
Amounts receivable	277
Arthur gold project royalty	255,839
Investment in Orogen Spinco	7,307
Amounts payable and other liabilities	(5,269)
Income tax payable	(6,420)
Total assets acquired, net of liabilities assumed	$260,488

Number of Triple Flag common shares issued to Orogen shareholders	5,633,629

Value of Triple Flag common shares issued to Orogen shareholders	$125,311
Cash consideration paid to Orogen shareholders[1]	123,818
Orogen Spinco cash investment	7,307
Transaction costs	4,052
Purchase consideration	$260,488
1.	Net of forward exchange gain of $1.1 million

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

On April 23, 2025, Triple Flag entered into foreign exchange forward contracts for the acquisition of Orogen.  These foreign exchange forward contracts, designated as cash flow hedges, had a combined notional value to sell US$130.4 million and buy C$180.0 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. The fair value of the foreign exchange forward contracts upon closing resulted in an after-tax gain of $1.1 million which was recorded within mineral interests.

Acquisition of an additional 1.5% gross revenue (“GR”) royalty on the Johnson Camp Mine

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone Excelsior Holdings L.P. (“Greenstone”) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag already owns on the Johnson Camp Mine.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on the Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There are no step-downs in stream rates.

Acquisition of 3% gold streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024 to August 14, 2024 (“Initial Allied Ounces”), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Côte d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of approximately 2,500 to 2,750 ounces will be delivered and, under the Bonikro stream, an annual minimum of approximately 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the Initial Allied Ounces.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Acquisition of additional Tamarack royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% NSR royalty from Talon Nickel (USA) LLC (“Talon”), a wholly-owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8.0 million (“Additional Tamarack Royalty”). The royalty is on Talon’s participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

Kensington royalty litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million received in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the consolidated statements of comprehensive income for the year ended December 31, 2024.

7. Cash and cash equivalents

As at December 31	2025	2024
Bank balances	$29,032	$25,205
Short-term deposits	42,252	11,040
Total cash and cash equivalents	$71,284	$36,245

Cash and cash equivalents include cash, short-term deposits and money market investments with original maturities of less than 90 days.

8. Amounts receivable and other

As at December 31	2025	2024
Royalty receivables	$21,543	$16,022
Prepaid expenses	544	664
Value added tax recoverable	685	267
Total amounts receivable and other	$22,772	$16,953

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

9. Inventory

As at December 31	2025	2024
Gold credits[1]	$4,665	$1,849
Silver credits[2]	—	1,986
Total inventory	$4,665	$3,835
1.	Represents 4,359 oz of gold (2024: 2,100 oz) and includes depletion of $3.0 million at December 31, 2025 (2024: $1.3 million).
2.	Represents nil oz of silver (2024: 180,000 oz) and includes depletion of $nil at December 31, 2025 (2024: $1.4 million).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Inventory comprises unsold ounces of gold and silver credits acquired. Cost of sales represents the value of inventory expensed during the year.

10. Prepaid gold interests, investments and other

10a. Prepaid gold interests and other

As at December 31	2025	2024
Auramet	$65,320	$46,082
El Mochito	23,125	—
Steppe Gold	2,570	3,457
Total prepaid gold interests and other	91,015	49,539
Current portion	33,537	14,252
Non-Current portion	$57,478	$35,287

For the year ended December 31, 2025, the Company recognized a gain of $37.4 million (2024: $14.3 million) as a result of changes in fair value of prepaid gold interests and other related instruments.

Auramet

The Prepaid Gold Interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. The remaining contractual ounces to be delivered as of December 31, 2025, are 27,500 ounces of gold. The Auramet Prepaid Gold Interest is accounted for as a financial asset at FVTPL and is classified as level 3 of the fair value hierarchy.

El Mochito

The Settlement Agreement requires 20 monthly deliveries of 25,000 ounces of silver each, with the first delivery received on December 15, 2025. The remaining contractual ounces to be delivered as of December 31, 2025, are 475,000 ounces of silver. The right to receive silver is accounted for as a financial asset at FVTPL and is classified as level 3 of the fair value hierarchy.

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at FVTPL and is classified as level 3 of the fair value hierarchy.

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. Subsequently, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. On March 17, 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces under the Steppe Gold Prepaid Gold Interest Agreement.

The fair value of the prepaid gold interest as of December 31, 2025 was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

For the year ended December 31, 2025, Steppe Gold is also in arrears on stream deliveries of gold and silver production at the Altan-Tsagaan Ovoo (“ATO”) mine in Mongolia under the Steppe Gold Stream Agreement. On September 10, 2025, Triple Flag International, a subsidiary of Triple Flag, issued, through its counsel, a demand letter to Steppe Gold requiring delivery of outstanding ounces under the Steppe Gold Stream Agreement. On October 7, 2025, Triple Flag International filed a Request for Arbitration, under the Steppe Gold Stream Agreement, with the International Court of Arbitration of the International Chamber of Commerce, requesting specific performance of the sale and delivery of the outstanding gold and silver ounces.

10b. Investments

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $15.8 million (2024: $1.4 million) and the fair value of the level 3 investments is $1.6 million (2024: $1.6 million).

For the year ended December 31, 2025, the Company recognized a gain of $8.8 million (2024: loss of $1.5 million), as a result of changes in fair value of investments.

Triple Flag disposed of various equity investments during the year ended December 31, 2025 for cash proceeds of $2.0 million (2024: $3.1 million).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

11. Mineral interests

December 31, 2025	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2025	$1,404,393	$846,879	$2,251,272
Additions[2]	35,136	311,848	346,984
Disposals[3]	(18,988)	(644)	(19,632)
As at December 31, 2025	$1,420,541	$1,158,083	$2,578,624

Accumulated depletion
As at January 1, 2025	$(487,633)	$(117,005)	$(604,638)
Depletion	(55,604)	(23,912)	(79,516)
As at December 31, 2025	$(543,237)	$(140,917)	$(684,154)
Carrying value	$877,304	$1,017,166	$1,894,470

December 31, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[4]	46,439	11,785	58,224
Disposals	—	(366)	(366)
As at December 31, 2024	$1,404,393	$846,879	$2,251,272

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(47,735)	(29,496)	(77,231)
Impairment charges[5]	(102,608)	(4,438)	(107,046)
As at December 31, 2024	$(487,633)	$(117,005)	$(604,638)
Carrying value	$916,760	$729,874	$1,646,634
1.	Includes $967.3 million (2024: $1,042.0 million) of depletable mineral interest and $926.8 million (2024: $605.0 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2024: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. There were no additions, disposals or impairments related to these assets in 2025 (2024: $nil). Consequently, there were no cash flows related to these assets for the year ended December 31, 2025 (2024: $nil).
2.	Largely reflects the acquisition of the Arthur gold project ($255.8 million), the Minera Florida royalties ($23.1 million), the Sierra Sun Streams ($35.4 million), the Tres Quebradas lithium project GR royalty ($28.7 million) and the additional 1.5% GR royalty on the Johnson Camp Mine ($4.0 million).
3.	Largely reflects the disposal of the El Mochito stream ($18.9 million).
4.	Largely reflects the acquisition of the Agbaou stream ($19.9 million), Bonikro stream ($26.5 million), an additional Tamarack royalty ($8.0 million) and funding for the Prieska royalty ($3.4 million).
5.	Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation stream ($18.7 million), and other royalty interests ($4.4 million).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

12. Impairments of streams, royalties and other interests

In accordance with the Company’s accounting policy, management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed.

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Impairments in the carrying value of each CGU are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of FVLCD and VIU, which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in ‘‘Impairment charges and expected credit losses’’ in the consolidated statements of comprehensive income.

For the years ended December 31, 2025 and 2024, Triple Flag recorded the following impairment reversals, charges and expected credit losses in the consolidated statements of comprehensive income:

For the years ended December 31,	2025	2024
Mineral interest impairment charges
Nevada Copper	$—	$(83,920)
Elevation Gold	—	(18,688)
Other	—	(4,438)

Impairment reversals (charges) and expected credit losses
Nevada Copper	—	(20,197)
Elevation Gold	4,300	(21,380)
Other	—	589
Total impairment reversals (charges) and expected credit losses	$4,300	$(148,034)
1.	Nevada Copper

Triple Flag acquired a 95% fixed ratio gold and silver stream (amended to 97.5% in 2020) on the Pumpkin Hollow underground mine, operated by Nevada Copper Corp (“Nevada Copper”) in 2018. As at December 31, 2023, Triple Flag also had a Tranche A-2 secured loan receivable from Nevada Copper in the amount of $11.8 million, which carried interest at the Secured Overnight Financing Rate plus an adjustment spread and a fixed margin which would have matured on July 31, 2029, and could be repaid prior to maturity with no penalty.

Nevada Copper experienced financial distress and filed for Chapter 11 bankruptcy in June 2024. As a result, Triple Flag conducted an impairment analysis and concluded that the recoverable amount of the Pumpkin Hollow stream and loan was $nil, resulting in a $104.1 million impairment charge for the year ended December 31, 2024. Although the stream was eliminated with no material recovery after the Pumpkin Hollow asset sale, Triple Flag’s royalty interests in other projects at Pumpkin Hollow remained intact and unimpaired.

Triple Flag also has a 2.0% NSR royalty on the Pumpkin Hollow open pit project and a 2.0% NSR royalty on the Tedeboy exploration project (the “Pumpkin Hollow Royalties”). Management performed impairment analysis over these royalty interests by considering a variety of factors, including relevant production and commodity price scenarios, various production start date scenarios, and relevant contractual rights of the royalty agreements at a discount rate of 5%. Triple Flag concluded that the recoverable amount exceeded the carrying amount of $46.2 million, and as such, no impairment charge was recognized related to Triple Flag’s royalty interests in the consolidated statements of comprehensive income.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Concurrent with the Chapter 11 process, a sale process in accordance with Section 363 of the U.S. Bankruptcy Code was initiated by Nevada Copper. On August 9, 2024, Nevada Copper entered into an asset purchase agreement with an affiliate of Kinterra Capital Corp., (the “buyer”), pursuant to which the buyer agreed to purchase substantially all of the assets of Nevada Copper and its subsidiaries.  The transaction was approved by order of the United States Bankruptcy Court, entered on September 27, 2024. The transaction closed on October 9, 2024, the stream was eliminated upon the acquisition and Triple Flag did not recover a material amount from the sales proceedings. The Pumpkin Hollow Royalties were unaffected by the conclusion of the Chapter 11 sale process.

2.	Elevation Gold

Triple Flag acquired the 100% silver stream on the Moss mine, operated by Elevation Gold, as part of the Maverix acquisition in January 2023. In conjunction with this transaction, Triple Flag also acquired a loan receivable from Elevation Gold, which had an outstanding balance receivable of $17.7 million as of December 31, 2023. As of December 31, 2023, Triple Flag also had promissory and demand notes receivable from Elevation Gold of $6.5 million and recorded a provision for expected credit losses of $9.7 million against these loans. The loan receivable accrued interest at an interest rate of 10% per annum and was repayable on or before February 28, 2025.

Elevation Gold reported on July 30, 2024 that it had filed an application for creditor protection under the CCAA and proceeded with an interim cessation of active mining from the open pit at the Moss mine. Triple Flag conducted an impairment analysis and concluded that the recoverable amount of the Moss stream and loans was $nil, resulting in a $40.1 million impairment and credit loss charge in the year ended December 31, 2024.

During the year ended December 31, 2025, Triple Flag recorded a reversal of impairment losses amounting to $4.3 million, relating to the previous impairments taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. The impairment reversal was recognized in profit or loss under “Impairment (reversal) charges and expected credit losses”.

13. Amounts payable and other liabilities

As at December 31,	2025	2024
Stock-based compensation (Note 19)	$15,723	$4,923
Accrued liabilities[1]	13,760	14,792
Amounts payable[2]	5,082	2,846
Accrued interest[3]	508	529
Total amounts payable and other liabilities	$35,073	$23,090
1.	Accrued liabilities include accruals for the annual short-term incentive plan and services performed as well as an accrual for the ASPP (2025 and 2024: $8.0 million).
2.	Amounts payable include a balance of $1.5 million to settle a review of past transactions with Evolution Mining Limited (“Evolution”), operator of the Northparkes mine which was paid January 2026. A further amount of $8.8 million was paid during the year ended December 31, 2025, and has been included in “other expenses” in the consolidated statements of comprehensive income for the year ended December 31, 2025 (2024: $nil).
3.	Accrued interest represents interest and standby charges accrued on the Company’s credit facility (the “Credit Facility”).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

14. Debt

As at December 31,	2025	2024
Debt opening balance	$—	$57,000
Drawdowns	113,000	63,000
Repayments	(113,000)	(120,000)
Debt closing balance	$—	$—

Revolving Credit Facility

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company under a General Security Agreement.

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.45% and 1.75% per annum (December 31, 2024: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or
●	Secured overnight financing rate (“SOFR”) loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.45% and 2.75% per annum (December 31, 2024: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at December 31, 2025, the debt balance on the Credit Facility was $nil (2024: $nil). Finance costs for the year ended December 31, 2025 were $4.0 million (2024: $5.5 million), including interest charges, standby fees and debt issuance cost. Standby fees range from 0.29% to 0.40% per annum (2024: 0.39% to 0.62% per annum) depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at December 31, 2025, all such ratios and requirements were met.

15. Operating expenses by nature1

For the years ended December 31,	2025	2024
Employee costs[2,3]	$26,943	$16,144
Office, insurance and other expenses	4,177	5,171
Professional services[3]	4,980	3,845
Total general administration and business development costs	$36,100	$25,160

1.Includes general administration costs and business development costs.

2.Includes stock-based compensation expense of $18.4 million (2024: $4.3 million), of which $12.5 million (2024: $1.5 million) related to mark-

to-market adjustments as a result of increases in the Company’s share price over the respective periods.

3.Certain costs have been presented within business development costs due to their nature.

16. Finance costs, net

For the years ended December 31,	2025	2024
Interest expense – debt and lease obligation	$4,217	$5,618
Interest income	(758)	(545)
Total finance costs, net	$3,459	$5,073

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

17. Commitments and contingencies

Commitments

Mineral interests

The following table summarizes the Company’s commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the applicable metal purchase and sale agreements and prepaid gold interest agreements:

Attributable
Mineral interest	Commodity	Inception date	volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	100%	Lesser of $650 and spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	3%[8]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	3%[9]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	5%	10% of spot	Life of mine

Prepaid gold interests
Auramet	Gold	Jan. 19, 2023	1,250 ounces per quarter	16% of spot	Commercial conditions milestones	[10]
1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and, thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project’s production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to $65.0 million.
5.	The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
6.	70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.
7.	54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.
8.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
9.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.
10.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Kemess

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront, staged deposit of $45.0 million and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from Kemess and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four instalments: $10.0 million upon a construction decision, $10.0 million on the first anniversary of the initial payment, and two $12.5 million payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

18. Related party transactions

The Company’s related parties include its subsidiaries and key management personnel. During the normal course of operations, the Company enters into transactions with its subsidiaries for services. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

The Company’s related parties are its key management personnel and its Directors, as well as Triple Flag Mining Aggregator S.à r.l. (“Aggregator”). Aggregator owns a majority of the issued and outstanding common shares of the Company and is controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Compensation for key management personnel of the Company was as follows:

For the years ended December 31,	2025	2024
Total salaries and short-term employee benefits[1]	$8,495	$11,857
Stock-based compensation[2]	18,449	4,287
	$26,944	$16,144
1.	Includes salary, benefits, and bonuses earned in the period.
2.	Represents stock options, restricted share units, performance share units and deferred share units.

19. Stock-based compensation

Stock options

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board. The exercise price is the higher of the fair market value of a common share as of the grant date or the volume weighted average trading price of the common shares on the NYSE for the five trading days immediately prior to the applicable date on which the stock option is granted. Stock options vest equally in annual instalments over three years and have a seven-year expiry.

Aa at December 31, 2025, 1,134,697 (2024: 1,563,467) stock options were outstanding. The options are expected to expire seven years after the grant date. No options were granted in 2025 or 2024. The options granted in 2023 have an exercise price of $13.73 per share.

Compensation expense for stock options was $0.3 million in 2025 (2024: $0.4 million) and is presented as a component of employee costs within operating expenses. As at December 31, 2025, 957,778 options (2024: 972,370) were available to be exercised.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Employee Stock Option Activity

	2025		2024
	Options	Average exercise price	Options	Average exercise price
At January 1,	1,563,467	$13.17	3,957,362	$13.17
Exercised	(428,770)	13.10	(1,850,957)	13.06
Forfeited	—	—	(542,938)	13.37
At December 31,	1,134,697	$13.30	1,563,467	$13.24

Employee Stock Options Outstanding

At December 31, 2025	Non-exercisable		Exercisable
		Years until
Exercise price	Options	fully vested	Options
$13.00	—	0.3	675,651
$13.73	176,919	0.3	282,127
	176,919		957,778

As at December 31, 2025, there was $nil (2024: $0.3 million) of total unrecognized compensation cost relating to stock options.

Restricted Share Units, Performance Share Units and Deferred Share Units

During the year ended December 31, 2025, 161,577 RSUs (2024: 197,688) were awarded to employees of the Company. The RSUs granted in 2023 have a 36-month cliff vesting period while the 2024 and 2025 RSU grants vest over a period of 36-months in three equal tranches, with additional RSUs credited to reflect dividends paid over the vesting period. Included in the Company’s stock-based compensation expense is an amount of $3.0 million (2024: $0.9 million) relating to RSU vesting expense. As at December 31, 2025, there was $3.4 million (2024: $2.3 million) of total unrecognized stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a period of two years. The RSU expense is a non-cash general administration expense. The value of the RSU liability as at December 31, 2025 was $9.1 million (2024: $2.7 million), of which $6.3 million (2024: $1.2 million) is current.

During the year ended December 31, 2025, the Company granted 148,164 (2024: 166,971) PSUs to employees of the Company. The PSUs will cliff vest over a period of 36-months from the grant date, with additional PSUs credited to reflect dividends paid over the vesting period. Included in the Company’s stock-based compensation expense is an amount of $1.9 million (2024: $0.4 million) relating to PSU vesting expense. As at December 31, 2025, there was $2.4 million (2024: 1.9 million) of total unrecognized stock-based compensation expense relating to unvested PSUs granted, which is expected to be recognized over a period of two years. The PSU expense is a non-cash general administration expense. The value of the PSU liability as at December 31, 2025 was $5.1 million (2024: $0.5 million), of which $nil is current (2024: $nil).

During the year ended December 31, 2025, 30,012 DSUs (2024: 57,728) were granted to the Company’s non-executive independent Directors under the DSU Plan. Additional DSUs are credited to reflect dividends paid. The mark-to-market adjustment recorded for the year ended December 31, 2025 in respect of the DSU Plan resulted in an increase in the DSU liability of $5.1 million (2024: $0.3 million). The value of the DSU liability as at December 31, 2025 was $9.4 million (2024: $3.8 million), all of which is current.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

20. Income taxes

a.	Income tax expense

For the years ended December 31,	2025	2024
Current income tax expense	$9,640	$10,121
Deferred tax expense	19,713	193
Income tax expense	$29,353	$10,314

For the years ended December 31,	2025	2024
Tax expense related to continuing operations
Current
Canada	$144	$—
International	9,496	10,121
	9,640	10,121
Deferred
Canada	20,319	(1,291)
International	(606)	1,484
	19,713	193
Income tax expense	$29,353	$10,314

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company’s weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31,	2025	2024
Earnings (loss) before income taxes	$269,358	$(12,770)

At 26.5% statutory rate	$71,380	$(3,384)
Tax effects of:
Differences in foreign statutory tax rates	(44,558)	(5,936)
Temporary difference subject to Initial Recognition Exemption	3,107	3,717
Deferred tax asset not recognized	1,537	7,928
Income/expenses not taxed	156	5,533
Adjustments in respect to prior year	(1,336)	1,293
Impact of foreign exchange on deferred tax balance	(541)	724
Other	(392)	439
Income tax expense	$29,353	$10,314

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

b.Deferred income tax

The significant components of deferred income tax assets and liabilities as at December 31, 2025 and 2024, respectively, were as follows:

Summary of Deferred Income Tax Assets and Liabilities

For the years ended December 31,	2025	2024
Deferred tax assets
Non-capital loss carry-forwards	$28,979	$21,897
Stream and other assets	6,298	6,915
	35,277	28,812
Deferred tax liabilities
Royalties and other assets	(49,479)	(23,300)
	(14,201)	5,512
Classification
Non-current assets	5,870	8,446
Non-current liabilities	(20,071)	(2,934)
	$(14,201)	$5,512

Movement in Net Deferred Taxes

For the years ended December 31,	2025	2024
Balance, beginning of the year	$5,512	$5,705
Recognized in profit and loss	(19,713)	(193)
Balance, end of year	$(14,201)	$5,512

Changes in deferred tax assets and liabilities have been recorded in net earnings for all periods presented.

Non-Capital Losses

Non-capital losses (“NCLs”) generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2038 and 2045, as follows:

Year of Expiry	2038 to 2040	2041 to 2042	2043 to 2045	Total
NCLs	$31,430	$12,220	$43,467	$87,117

21.Other non-current liabilities

As at December 31,	2025	2024
Stock-based compensation (Note 19)	$7,879	$2,019
Other non-current liabilities	280	807
Total other non-current liabilities	$8,159	$2,826

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

22. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common shares and preferred shares. As at December 31, 2025, the share capital comprised 206,531,806 common shares with no par value and nil preferred shares.

	Number of common shares	Share capital
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	473,081	(163)
NCIB purchase of common shares and ASPP	(615,200)	(4,676)
Balance at December 31, 2024	201,211,843	$1,744,341
Exercise of stock options	204,634	(1,253)
Shares issued to Orogen shareholders	5,633,629	125,311
NCIB purchase of common shares and ASPP	(518,300)	(3,576)
Balance at December 31, 2025	206,531,806	$1,864,823

In November 2025, Triple Flag received approval from the TSX to renew its NCIB. Under the NCIB, the Company may acquire up to 10,328,075 (2024 NCIB: 10,071,642) of its common shares from time to time in accordance with the rules and procedures of the TSX. Repurchases under the NCIB are authorized until November 16, 2026. Daily purchases will be limited to 43,278 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2025 to October 31, 2025, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the year ended December 31, 2025, the Company purchased 518,300 (2024: 615,200) of its common shares under the NCIB for $9.0 million (2024: $8.9 million), of which $4.5 million (2024: $5.3 million) was share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2024: $8.0 million) for share repurchases under the ASPP during the self-imposed blackout periods over the reporting period.

Dividends

In 2025, the Company declared and paid dividends totaling $45.8 million ($0.0550 per share in the first and second quarter, and $0.0575 per share in the third and fourth quarter). For the year ended December 31, 2024, the Company declared and paid dividends totaling $43.3 million ($0.0525 per share in the first and second quarter, and $0.0550 per share in the third and fourth quarter). For the year ended December 31, 2025, no common shares were issued from treasury for participation in the Dividend Reinvestment Plan (2024: nil).

23. Capital management

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2025, the Company expects its capital resources and projected future cash flows from operations will be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section of Note 25 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all of the covenants under the Credit Facility (refer to Note 14) as at December 31, 2025.

24. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), prepaid gold interests and other, investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable held at amortized cost. The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $21.5 million as at December 31, 2025 (2024: $16.0 million).

The expected credit loss for the loans receivable at amortized cost is measured based on the general approach. The expected credit loss was estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment. The application of the expected credit loss model did not have a significant impact on the Company’s loan receivables as at December 31, 2025 because the Company did not have loans receivable at amortized cost for the year ended December 31, 2025.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 10b for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities (excluding stock-based compensation liabilities), and

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

debt approximates their fair value. Financial assets and financial liabilities as at December 31, 2025 and December 31, 2024, were as follows:

		Financial assets	Financial liabilities
As at December 31, 2025	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$71,284	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	21,543	—
Prepaid gold interests and other	91,015	—	—
Investments	17,421	—	—
Loan receivable	3,118	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	19,350
Total	$111,554	$92,827	$19,350

		Financial assets	Financial liabilities
As at December 31, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$36,245	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	16,022	—
Prepaid gold interests and other	49,539	—	—
Investments	3,010	—	—
Loan receivable	1,784	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	18,167
Total	$54,333	$52,267	$18,167

25. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

a.	Currency risk

As the Company evaluates potential mining interests across the globe, some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar. The fluctuation of the U.S. dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company’s assets.

To mitigate this risk, the Company maintains the majority of its cash balances in U.S. dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price, to fund corporate activities and facilitate payments.

b.	Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The only liability subject to interest is the Credit Facility, which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges. An increase of 1% in interest rates would have resulted in a decrease in net earnings of $0.4 million (2024: $0.4 million).

c.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s royalty receivables, loans receivable, cash and cash equivalents, short-term investments and prepaid gold interests.

The Company’s metals received from the various mineral interests and prepaid gold interests are sold to a third-party customer and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties is minimal since the royalty payments are from mines that generally generate cash flows.

Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue loans receivable amounts, with management being proactively involved in discussions with counterparties to whom loans are provided. Furthermore, the Company reviews the recoverable amount of each loan receivable on an individual basis at the end of the reporting period to ensure that an adequate loss allowance is made where management determines there to be an expected credit loss.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of non-payment by the third party to cover the net book value of the other receivables.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2025, the Company’s cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum A1/P1 rating.

d.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows and debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flows from royalties and the sale of metal credits will be sufficient to fund its anticipated operating cash requirements for the next 12 months.

Below is a maturity analysis of the Company’s undiscounted financial liabilities and contractual obligations:

		Less than one	One to three	After three
As at December 31, 2025	Total	year	years	years
Amounts payable and other liabilities	$35,073	$35,073	$—	$—
Lease obligation	1,619	463	799	357
Total	$36,692	$35,536	$799	$357

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Less than one	One to three	After three
As at December 31, 2024	Total	year	years	years
Amounts payable and other liabilities	$23,090	$23,090	$—	$—
Lease obligation	1,961	419	865	677
Total	$25,051	$23,509	$865	$677

e.	Commodity price risk

The profitability of the Company’s operations and mineral interests relates primarily to the market price and outlook of gold and silver.

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macroeconomic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company’s mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company’s operations and acquisition opportunities, and significantly erode shareholder value.

An increase/decrease of 10% in the price of gold and silver, the Company’s two largest net revenue sources, would result in an increase/decrease of net earnings of approximately $19.9 million (2024: $14.2 million) and $11.5 million (2024: $8.9 million), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

26. Revenue

Revenue is comprised of the following:

For the years ended December 31,	2025	2024
Revenue from contracts with customers
Stream and related interests
Gold	$164,139	$108,143
Silver	144,970	96,584
Other	—	842
Royalty interests	79,595	62,050
Revenue – other	—	1,372
Total revenues	$388,704	$268,991

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

For the years ended December 31	2025	2024
Revenue from contracts with customers
Stream and related interests
Northparkes	$109,653	$64,636
Cerro Lindo	92,601	69,876
Buriticá	21,808	16,352
El Mochito	19,727	274
Impala Bafokeng	18,583	13,998
Auramet	17,844	11,919
Bonikro	10,759	7,335
Agbaou	9,457	4,731
La Colorada	4,516	3,344
ATO	2,690	10,706
Other	1,471	2,398
	$309,109	$205,569
Royalty interests
Beta Hunt	$17,710	$11,605
Fosterville	11,411	9,907
Young-Davidson	8,384	6,397
Camino Rojo	7,706	6,732
Florida Canyon	7,125	4,959
Agbaou	6,750	2,975
Kensington	4,484	6,715
Stawell	4,062	3,337
Henty	3,191	1,639
Eagle River	1,868	997
Minera Florida	999	—
Other	5,905	6,787
	$79,595	$62,050
Revenue from contracts with customers	$388,704	$267,619
Revenue – other	$—	$1,372
Total revenues	$388,704	$268,991

During the year ended December 31, 2025, sales to one financial institution accounted for 85% of the Company’s revenue (2024: 64%). The Company would not be materially affected should this financial institution cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

27. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests, and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interests or royalty.

For the years ended December 31, 2025 and 2024, stream and related interests and royalty revenues were mainly earned from the following jurisdictions:

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Revenue by geography

For the years ended December 31	2025	2024
Australia	$146,027	$94,095
Peru	93,184	70,509
Other Latin America	53,415	27,212
Africa and Asia	49,837	39,746
United States	29,950	26,520
Canada	16,291	10,909
Total revenues	$388,704	$268,991

As at December 31, 2025 and 2024, non-current assets were located in the following jurisdictions:

As at December 31	2025	2024
Australia	$579,034	$607,194
United States	552,435	297,232
Canada	251,928	236,536
South Africa	127,171	130,860
Peru	108,390	90,036
Côte d’Ivoire	90,552	101,468
Mexico	62,227	66,376
Chile	54,671	32,391
Colombia	40,488	43,145
Guatemala	24,900	24,900
Mongolia	17,350	17,350
Other	51,535	46,846
Total non-current assets	$1,960,681	$1,694,334

28. Changes in working capital

For the years ended December 31	2025	2024
Increase in amounts receivable and other assets	$(5,238)	$(2,737)
Increase in inventory[1]	(569)	(1,128)
Increase in amounts payable and other liabilities[2]	15,209	3,639
Change in working capital	$9,402	$(226)
1.	Excludes depletion.
2.	Includes mark- to-market adjustments on stock-based compensation and DSUs as a result of increases in the Company’s share price.

29. Earnings per share – basic and diluted

For the years ended December 31	2025		2024
	Basic	Diluted	Basic	Diluted
Net earnings (loss)	$240,005	$240,005	$(23,084)	$(23,084)
Weighted average shares outstanding	203,618,559	204,071,985	201,304,234	201,304,234
Earnings (loss) per share	$1.18	$1.18	$(0.11)	$(0.11)

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

30. Subsequent events

Investment in the Northparkes E44 deposit

On February 10, 2026, Triple Flag International Ltd. (“TFI”), a wholly owned subsidiary of Triple Flag Precious Metals Corp., and Evolution, entered into an agreement whereby TFI will invest $84.3 million into the development of the high-grade E44 gold open pit at Northparkes, which includes a seven-year period of minimum guaranteed stream deliveries to Triple Flag. Under the terms of the agreement, TFI will be entitled to purchase 20% of payable gold and 30% of payable silver from the E44 deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. TFI's existing gold and silver stream on Northparkes is unaffected, other than with respect to the E44 Gold Deposit. The transaction is expected to be funded during the fourth quarter of 2026.